                                                                EXHIBIT 12
THE REYNOLDS AND REYNOLDS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES


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

                                         09-30   09-30   09-30   09-30    09-30    09-30
EARNINGS                                  1991    1992    1993    1994     1995     1996
--------                                  ----    ----    ----    ----     ----     ----

INCOME BEFORE INCOME TAXES              41,684  64,436   89,284   97,322  136,755  162,243
GROSS FIXED CHARGES                     21,041  17,605   15,302   15,456   17,544   23,634
LESS: CAPITALIZED INTEREST                 (14)    (14)     (29)     (66)    (105)    (231)
                                        ------  ------  -------  -------  -------  -------
NET FIXED CHARGES                       21,027  17,591   15,273   15,390   17,439   23,403
        EARNINGS                        62,711  82,027  104,557  112,712  154,194  185,646
                                        ======  ======  =======  =======  =======  =======

FIXED CHARGES
-------------

INTEREST EXPENSE - INFO. SYSTEMS         9,O28   5,106    3,690    3,820    3,779    5,778
INTEREST EXPENSE - FINANCIAL SERVICES    6,199   6,952    5,550    5,044    7,191    9,072
RENT EXPENSE                            17,400  16,600   18,100   19,577   19,408   25,660
1/3 OF RENT EXPENSE                      5,800   5,533    6,033    6,526    6,469    8,553
CAPITALIZED INTEREST                        14      14       29       66      105      231
                                        ------  ------  -------  -------  -------  -------
        TOTAL FIXED CHARGES             21,041  17,605   15,302   15,456   17,544   23,634
                                        ======  ======  =======  =======  =======  =======

        RATIO                             2.98    4.66     6.83     7.29     8.79     7.86
                                        ======  ======  =======  =======  =======  =======

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